The First Western Funds Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

March 27, 2013

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The First Western Funds Trust (the “Trust”)
File Nos. 811-22691; 333-180717

Ladies and Gentlemen:

Mr. Edward P. Bartz of the staff of the Securities and Exchange Commission (the “Commission”) recently contacted us to provide comments to the Trust’s registration statement, on Form N-1A in order to register its new series, the First Western Short Duration Bond Fund (the “Fund”).  The following are the comments provided and the Fund’s response to each:

PROSPECTUS

Fund Summary

Principal Investment Strategies

COMMENT 1:	Revise the description of the Fund’s 80% investment strategy in compliance with Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) to correspond with the Fund’s name.

RESPONSE:	The following changes have been made to the 80% limitation.

Normally, the Fund will invest at least 80% of its net assets (including any borrowings for investment purposes) in investment grade bonds.  Investment grade bonds are rated in the four highest credit categories (AAA, AA, A, BBB, or an equivalent rating) by at least one nationally recognized rating agency or unrated securities that the Adviser considers to be of comparable quality.

Principal Investment Risks

COMMENT 2:	In the discussion of interest rate risk, provide an explanation of interest rate risk on a 3-year duration bond.

RESPONSE:	We will add the following sentences to the discussion of interest rate risk:

The Adviser actively manages the Fund’s average duration, which is a measure of the Fund’s sensitivity to changes in interest rates.  For example, if interest rates move up one percentage point (1%) while the Fund’s average duration is 3-years, the Fund’s net asset value would be expected to decline by 3%.

Statement of Additional Information

Additional Information about Fund Investments and Risk Considerations

COMMENT 3:
In conjunction of the disclosure, “Investment Company Shares,” confirm supplementally that the Fund will include a line item “Acquired Fund Fees and Expenses” in its annual Fund Operating Expenses table in the event such expenses exceed 0.01% of the Fund’s average net assets in a given fiscal year.

RESPONSE:	We confirm that the Fund will include such disclosure in the event “Acquired Fund Fees and Expenses” exceed 0.01% of the Fund’s average net assets in a given fiscal year.

*  *  *  *  *  *  *  *  *

We acknowledge that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3406 if you have any questions.

Very truly yours,

/s/ Wade Bridge

Wade Bridge
Assistant Secretary

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